UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    913377107
                                 (CUSIP Number)

                            Capital Z Partners, Ltd.
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 30, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 2 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Financial Services Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00 - Contributions from Partners

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF                  25,571,713

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER

       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      25,571,713

             WITH
                            10        SHARED DISPOSITIVE POWER



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,571,713


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.4%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 3 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Financial Services Private Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00 - Contributions from Partners

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF                  135,839

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER

       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      135,839

             WITH
                            10        SHARED DISPOSITIVE POWER



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          135,839


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 4 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Management, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  436,508

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER

       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      436,508

             WITH
                            10        SHARED DISPOSITIVE POWER



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          436,508


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 5 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Contributions from Partners

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      25,707,552
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER


             WITH
                            10        SHARED DISPOSITIVE POWER
                                      25,707,552


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,707,552


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.7%

14        TYPE OF REPORTING PERSON

          PN

(1) Solely in its capacity as the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 6 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Contributions from Partners

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      25,707,552
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER


             WITH
                            10        SHARED DISPOSITIVE POWER
                                      25,707,552


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,707,552


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.7%

14        TYPE OF REPORTING PERSON

          CO

(1) Solely in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 7 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven M. Gluckstern

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                            7         SOLE VOTING POWER
           NUMBER OF

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      26,144,060
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER


             WITH
                            10        SHARED DISPOSITIVE POWER
                                      26,144,060


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,144,060


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          60.7%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 8 of 20 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert A. Spass

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                            7         SOLE VOTING POWER
           NUMBER OF

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      26,144,060
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER


             WITH
                            10        SHARED DISPOSITIVE POWER
                                      26,144,060


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,144,060


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          60.7%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 91337107                                            Page 9 of 20 Pages


ITEM 1.           SECURITY AND ISSUER

                  This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the principal executive offices of the Company is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This Statement on Schedule 13D is being filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Cap Z Private Fund II"), Capital Z Management, LLC, a Delaware limited liability company ("Cap Z Management"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P."), Capital Z Partners, Ltd., a Bermuda exempt company ("Cap Z Ltd."), Steven M. Gluckstern and Robert A. Spass (collectively, the "Reporting Persons").

                  (b) - (c)

                  CAP Z FUND II

                  Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II invests in parallel with Cap Z Private Fund II. The principal business address of Cap Z Fund, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Fund II, is set forth below.

                  CAP Z PRIVATE FUND II

                  Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Private Fund II invests in parallel with Cap Z Fund II. The principal business address of Cap Z Private Fund II, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z L.P., the sole general partner of Cap Z Private Fund II, is set forth below.

                  CAP Z L.P.

                  Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z Fund II and Cap Z Private Fund, II. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

                  CAP Z LTD.

                  Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 10 of 20 Pages


                                                                                      PRINCIPAL OCCUPATION OR
             NAME                              BUSINESS ADDRESS                              EMPLOYMENT
------------------------------------------------------------------------------------------------------------------------------------
Steven M. Gluckstern             54 Thompson Street                           Chairman of the Boards of Directors of
                                 New York, NY  10012                          Cap Z Management and Cap Z Ltd.
Robert A. Spass                  54 Thompson Street                           Deputy Chairman of the Boards of
                                 New York, NY  10012                          Directors of Cap Z Management and
                                                                              Cap Z Ltd.
Laurence W. Cheng                54 Thompson Street                           President and Director of
                                 New York, NY  10012                          Capital Z Management and Cap Z Ltd.
Bradley E. Cooper                54 Thompson Street                           Senior Vice President and Director of
                                 New York, NY  10012                          Capital Z Management and Cap Z Ltd.
Mark K. Gormley                  54 Thompson Street                           Senior Vice President and Director of
                                 New York, NY  10012                          Cap Z  Management and Cap Z Ltd.
Adam M. Mizel                    54 Thompson Street                           Senior Vice President and Director of
                                 New York, NY  10012                          Cap Z Management and Cap Z Ltd.
Paul H. Warren                   54 Thompson Street                           Senior Vice President and Director of
                                 New York, NY  10012                          Cap Z Management and Cap Z Ltd.
Roland V. Bernardon              54 Thompson Street                           Chief Financial Officer and Treasurer
                                 New York, NY  10012                          of Capital Z Management and Cap Z
                                                                              Ltd.
Scott M. Delman                  54 Thompson Street                           Senior Vice President and Director of
                                 New York, NY  10012                          Cap Z  Management and Cap Z Ltd.
David A. Spuria                  54 Thompson Street                           General Counsel and Assistant
                                 New York, NY  10012                          Secretary of Cap Z Ltd. and General
                                                                              Counsel and Secretary of Cap Z
                                                                              Management

                  CAP Z MANAGEMENT

                  Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II, Cap Z Private Fund and their portfolio companies. The principal business address of Cap Z Management, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, a list of the Managing Directors of Cap Z Management is included in the table above.

                  STEVEN M. GLUCKSTERN

                  Steven M. Gluckstern is a significant shareholder and serves on the Board of Directors of Cap Z Ltd. and on such Board's Investment Committee. Mr. Gluckstern also serves on the Board of Directors of Cap Z Management and on such Board's Investment Committee that oversees investments in Cap Z Fund II and Cap Z Private Fund II. As a member of the Investment Committees of each of Cap Z Ltd. and Cap Z Management, Mr. Gluckstern may be deemed the indirect beneficial owner of 26,144,060 shares of Common Stock. Mr. Gluckstern disclaims any beneficial ownership of such shares. The business address of Mr. Gluckstern is 54 Thompson Street, New York, New York 10012.

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 11 of 20 Pages


                  ROBERT A. SPASS

                  Robert A. Spass is a significant shareholder and serves on the Board of Directors of Cap Z Ltd. and on such Board's Investment Committee. Mr. Spass also serves on the Board of Directors of Cap Z Management and on such Board's Investment Committee that oversees investments in Cap Z Fund II and Cap Z Private Fund II. As a member of the Investment Committees of each of Cap Z Ltd. and Cap Z Management, Mr. Spass may be deemed the indirect beneficial owner of 26,144,060 shares of Common Stock. Mr. Spass disclaims any beneficial ownership of such shares. The business address of Mr. Spass is 54 Thompson Street, New York, New York 10012.

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As more fully described in Item 6 below, on July 30, 1999 (i) Cap Z Fund II purchased an aggregate of 25,571,713 shares of Common Stock for an aggregate purchase price of $80,550,896, (ii) Cap Z Private Fund II purchased an aggregate of 135,839 shares of Common Stock for an aggregate purchase price of $427,893 and (iii) Cap Z Management received 436,508 shares of Common Stock, representing $1,375,000 of the $5,000,000 transaction fee owed by the Company to Cap Z Management. Cap Z Fund II and Cap Z Private Fund II used contributions from their respective partners to fund such purchases.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons consummated the transactions described herein for investment purposes, and acquired a controlling interest in the Company.

                  The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

                  In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

                  Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 12 of 20 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)

                  CAP Z FUND II AND CAP Z PRIVATE FUND II

                  Cap Z Fund II is the beneficial owner of 25,571,713 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 59.4% of the outstanding shares of Common Stock.

                  Cap Z Private Fund II is the beneficial owner of 135,839 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 0.3% of the outstanding shares of Common Stock.

                  Because Cap Z Fund II and Cap Z Private Fund invest in parallel, they may be deemed to be a group for purposes of Rule 13d-3. Each of Cap Z Fund II and Cap Z Private Fund II disclaims the existence of such a group and disclaims beneficial ownership of any shares of Common Stock owned by the other.

                  CAP Z L.P.

                  In its capacity as the sole general partner of Capital Z Fund II and Cap Z Private Fund II, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,707,552 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 59.7% of the outstanding shares of Common Stock.

                  CAP Z LTD.

                  In its capacity as the sole general partner of Capital Z L.P., Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,707,552 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 59.7% of the outstanding shares of Common Stock.

                  CAPITAL Z MANAGEMENT

                  Capital Z Management is the beneficial owner of 436,508 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 1.0% of the outstanding shares of Common Stock.

                  STEVEN M. GLUCKSTERN

                  Mr. Gluckstern, in his capacity as a member of the Investment Committees of the Boards of Directors of Cap Z Ltd. and Cap Z Management, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 26,144,060 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 60.7% of the outstanding shares of Common Stock. Mr. Gluckstern disclaims beneficial ownership of such shares.

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 13 of 20 Pages


                  ROBERT A. SPASS

                  Mr. Spass, in his capacity as a member of the Investment Committees of the Boards of Directors of Cap Z Ltd. and Cap Z Management, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 26,144,060 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 43,064,556 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 60.7% of the outstanding shares of Common Stock. Mr. Spass disclaims beneficial ownership of such shares.

                  (b)

                  Cap Z Fund II

                  1.       Sole power to vote or to direct
                           the vote                               25,571,713

                  2.       Shared power to vote or to direct
                           the vote                               --

                  3.       Sole power to dispose or to direct
                           the disposition                        25,571,713

                  4.       Shared power to dispose of or to
                           direct the disposition                 --


                  Cap Z Private Fund II

                  1.       Sole power to vote or to direct
                           the vote                               135,839

                  2.       Shared power to vote or to direct
                           the vote                               --

                  3.       Sole power to dispose or to direct
                           the disposition                        135,839

                  4.       Shared power to dispose of or to
                           direct the disposition                 --


                  Cap Z L.P.

                  1.       Sole power to vote or to direct
                           the vote                               --

                  2.       Shared power to vote or to direct
                           the vote                               25,707,552

                  3.       Sole power to dispose or to direct
                           the disposition                        --

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 14 of 20 Pages

                  4.       Shared power to dispose of or to
                           direct the disposition                 25,707,552

                  Cap Z Ltd.

                  1.       Sole power to vote or to direct
                           the vote                               --

                  2.       Shared power to vote or to direct
                           the vote                               25,707,552

                  3.       Sole power to dispose or to direct
                           the disposition                        --

                  4.       Shared power to dispose of or to
                           direct the disposition                 25,707,552


                  Cap Z Management

                  1.       Sole power to vote or to direct
                           the vote                               436,508

                  2.       Shared power to vote or to direct
                           the vote                               --

                  3.       Sole power to dispose or to direct
                           the disposition                        436,508

                  4.       Shared power to dispose of or to
                           direct the disposition                 --


                  Steven M. Gluckstern

                  1.       Sole power to vote or to direct
                           the vote                               --

                  2.       Shared power to vote or to direct
                           the vote                               26,144,060

                  3.       Sole power to dispose or to direct
                           the disposition                        --

                  4.       Shared power to dispose of or to
                           direct the disposition                 26,144,060

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 15 of 20 Pages


                  Robert A. Spass

                  1.       Sole power to vote or to direct
                           the vote                               --

                  2.       Shared power to vote or to direct
                           the vote                               26,144,060

                  3.       Sole power to dispose or to direct
                           the disposition                        --

                  4.       Shared power to dispose of or to
                           direct the disposition                 26,144,060

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

                  The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

                  Share Purchase Agreement

                  Pursuant to the Share Purchase Agreement, dated as of December 31, 1998, between the Company and Cap Z Fund II, as amended by the Amendment, dated July 2, 1999 (the "Share Purchase Agreement"), the Company issued and sold to Cap Z Fund II and Cap Z Private Fund II an aggregate of 25,707,552 shares of Common Stock for an aggregate purchase price of $80,978,789 (the "Share Purchase Price"). The foregoing description of the Share Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Share Purchase Agreement, which is being incorporated herein by reference to the Company's Proxy Statement pursuant to Section 14(A) of the Exchange Act, filed with the Commission on July 12, 1999.

                  Shareholder Agreement

                  In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Cap Z Fund II, the Company and certain other shareholders of the Company (the "Shareholders") entered into a Shareholders Agreement, dated as of July 30, 1999 (the "Shareholders Agreement").

                  Pursuant to Section 3.1 of the Shareholders Agreement, Cap Z Fund II has been granted a right of first offer in connection with certain transfers of Common Stock by the Shareholders. Such right of first offer is subject to a number of conditions and limitations.

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 16 of 20 Pages


                  Pursuant to Section 3.2 of the Shareholders Agreement, Cap Z Fund II has been granted "tag along" rights in connection with certain transfers of Common Stock by a Shareholder. Such "tag along" rights are subject to a number of conditions and limitations.

                  Pursuant to Section 6.3 of the Stockholders Agreement, Cap Z Fund II is entitled to designate four individuals (the "Cap Z Directors") as members of the Board of Directors of the Company. The Company and the Shareholders have agreed to take all actions necessary to ensure that the certificate of incorporation and bylaws of the Company do not, at any time, conflict in any respect with the provisions of the Shareholders Agreement. Furthermore, provided that Cap Z Fund II continues to hold at least 10% of the outstanding Common Stock, each committee of the Board of Directors will include as a member at least one Cap Z Director. If at any time Cap Z Fund II owns beneficially less than 50% of the outstanding Common Stock, then Cap Z Fund II will have the right to designate a number of directors equal to such proportion of the total number of directors as corresponds to the proportion of the outstanding Common Stock then owned by Cap Z Fund II and its permitted transferees (the "Cap Z Entities"). If at any time the Cap Z Entities own beneficially less than 10% of the outstanding Common Stock, Cap Z Fund II will not be entitled to designate a Cap Z Director.

                  The foregoing description of the Shareholders Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as
Exhibit 7.1.

                  Registration Rights Agreement

                  In connection with the closing of the transactions contemplated by the Share Purchase Agreement, the Company, Cap Z Fund II and certain other shareholders of the Company entered into the Registration Rights Agreement, dated as of July 30, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to effect four "demand" registrations at the request of Cap Z Fund II for the shares of Common Stock owned by Cap Z Fund II and its affiliates (as adjusted for all stock splits and similar transactions). Cap Z Fund II and its affiliates also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act, the expenses of which are paid by the Company. The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 7.2.

                                  SCHEDULE 13D

CUSIP No. 91337107                                           Page 17 of 20 Pages


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.1 Shareholders' Agreement, dated July 30, 1999, among the Company, Cap Z Fund and the other parties thereto.
Exhibit 7.2 Registration Rights Agreement, dated July 30, 1999, among the Company, Cap Z Fund II and the other parties thereto.
Exhibit 7.3 Joint Filing Agreement, dated August 10, 1999 among Cap Z Fund II, Cap Z Private Fund II, Cap Z Management, Cap Z L.P.,
                  Cap Z Ltd., Steven M. Gluckstern and Robert A. Spass

Incorporated by   Share Purchase Agreement, dated December 31, 1998,
reference to      between the Company and Cap Z Fund II, as amended by the
the Company's     Amendment, dated July 2, 1999.
Proxy
Statement
pursuant
to Section 14(A)
of the
Exchange Act,
filed with the
Commission on
July 12, 1999

                                                             Page 18 of 20 Pages

                                    Signature

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 1999

                          CAPITAL Z FINANCIAL SERVICES
                          FUND II, L.P., a Bermuda limited partnership

                          By: Capital Z Partners, L.P., a Bermuda limited partnership, its General Partner

                          By: Capital Z Partners, Ltd., a Bermuda exempt company, its General Partner

                                By:/s/ Robert A. Spass
                                ----------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board

                          CAPITAL Z FINANCIAL SERVICES
                          PRIVATE FUND II, L.P., a Bermuda limited partnership

                          By: Capital Z Partners, L.P., a Bermuda limited partnership, its General Partner

                          By: Capital Z Partners, Ltd., a Bermuda exempt company, its General Partner


                                By:/s/ Robert A. Spass
                                ----------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board


                          CAPITAL Z MANAGEMENT, LLC, a Delaware limited liability company

                                By:/s/ Robert A. Spass
                                ----------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board

                                                             Page 19 of 20 Pages

                          CAPITAL Z PARTNERS, L.P.,
                          a Bermuda limited partnership

                          By: Capital Z Partners, Ltd., a Bermuda exempt company, its General Partner


                                By:/s/ Robert A. Spass
                                ----------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board


                          CAPITAL Z PARTNERS, LTD.,
                          a Bermuda exempt company


                                By:/s/ Robert A. Spass
                                ----------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board


                                /s/ Steven M. Gluckstern
                                ------------------------
                                Steven M. Gluckstern

                                /s/ Robert A. Spass
                                -------------------
                                Robert A. Spass

                                                             Page 20 of 20 Pages

                                  EXHIBIT INDEX

Exhibit No.                Description


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.1 Shareholders' Agreement, dated July 30, 1999, among the Company, Cap Z Fund and the other parties thereto.
Exhibit 7.2 Registration Rights Agreement, dated July 30, 1999, among the Company, Cap Z Fund II and the other parties thereto.
Exhibit 7.3 Joint Filing Agreement, dated August 10, 1999 among Cap Z Fund II, Cap Z Private Fund II, Cap Z Management, Cap Z L.P.,
                  Cap Z Ltd., Steven M. Gluckstern and Robert A. Spass

Incorporated by   Share Purchase Agreement, dated December 31, 1998,
reference to      between the Company and Cap Z Fund II, as amended by the
the Company's     Amendment, dated July 2, 1999.
Proxy
Statement
pursuant
to Section 14(A)
of the
Exchange Act,
filed with the
Commission on
July 12, 1999